Exhibit 99.1

ALGOMA STEEL INC.
2004 FIRST QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended March 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2003 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2003 Annual Report.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended March 31, 2004

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
except per share data)	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share
	$	$	$	$	$	$	$

2004
1st Quarter	338	46	1.50	1.34	22	0.72	0.64
2003
4th Quarter	267	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd Quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12
1st Quarter	314	8	0.31	0.24	7	0.28	0.22

2002
4th Quarter	286	5	0.22	0.17	(4)	(0.18)	(0.18)
3rd Quarter	326	47	1.97	1.56	11	0.45	0.37
2nd Quarter	301	21	1.03	0.72	14	0.66	0.47

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since pricing levels are established by U.S. markets, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Industry pricing levels increased throughout most of 2002 because of strong demand and a decline in production capacity in the U.S. Sales revenue in the fourth quarter of 2002 was negatively impacted by a maintenance shutdown that was necessary to complete maintenance on the blast furnace. Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. Pricing levels increased in the fourth quarter of 2003 and the first quarter of 2004 due to stronger global markets, particularly China, and improved steel demand in North America.

Net income for the three months ended March 31, 2004 was $22.1 million, an improvement of $15.3 million versus the three months ended March 31, 2003. The improvement was attributable to higher selling prices and lower operating costs.

Algoma Steel Inc.
2004 First Quarter Report	Page 2

Revenue was $337.8 million for the three months ended March 31, 2004 with average revenue per ton of $590 compared with revenue of $313.8 million and average revenue per ton of $555 for the three months ended March 31, 2003. The improvement in revenue per ton was due to stronger steel markets, both globally and in North America, which supported higher price levels. Steel shipments of 573,000 tons were up 7,600 tons over the first quarter of 2003, an improvement of 1.4%. Raw steel production was down 3.6% in the quarter versus the first quarter of 2003.

Revenue for the first quarter increased by $70.0 million versus the three months ended December 31, 2003. Shipments were up 60,700 tons (12%) versus the previous quarter and the average revenue per ton improved by $67 (13%). Raw steel production was unchanged in the quarter at 622,000 tons. Higher shipments, quarter over quarter, were attributable to a drawdown of year-end inventories in the first quarter versus a seasonal build in the fourth quarter.

Cost of sales fell to $263.9 million for the three months ended March 31, 2004 from $280.2 million for the three months ended March 31, 2003, despite a modest increase in shipments. Cost of sales per ton shipped for the quarter at $460 was down $36 from the same period last year. The improvement in costs is primarily the result of lower operating costs and favourable inventory effects. Contributing factors to lower operating costs included lower employment levels and a 15% appreciation of the Canadian dollar versus the U.S. dollar. The stronger dollar offset rising raw material costs in the first quarter of 2004.

Cost of sales per ton shipped was higher in the first quarter by $15 (3%) over the three months ended December 31, 2003 with higher operating costs partially offset by the effect of lower non-steel sales. The increased operating costs were due mainly to higher utilities and raw material costs. Note that higher costs of certain raw materials experienced in the quarter, particularly iron ore and scrap, were not fully realized in cost of sales. Typically, there is an inventory delay of approximately two to three months before increases (or decreases) are fully realized in cost of sales.

EBITDA for the quarter of $59.9 million was $38.1 million higher than the $21.8 million realized in the first quarter of 2003 and $31.0 million higher than the $28.9 million realized in the fourth quarter of 2003. Administrative and selling expenses were $2.2 million higher than the first quarter of 2003 and $3.4 million higher than the fourth quarter of 2003.

Operating income of $45.9 million for the three months ended March 31, 2004 was an improvement of $38.6 million over the same period in 2003. Operating income improved by $28.7 million versus the previous quarter.

Financial expense for the three months ended March 31, 2004 was $5.9 million compared to $5.8 million of financial income for the quarter ended March 31, 2003. Interest expense was $2.5 million lower in the quarter at $5.3 million versus the same period last year, primarily the result of reduced borrowings under the revolving credit facility. A $13.6 million foreign exchange gain was realized in the first quarter of 2003 as compared with a $0.6 million exchange loss in the first quarter of 2004.

The provision for income taxes was $18.8 million compared to $6.3 million in the first quarter of 2003 and $9.3 million in the fourth quarter of 2003. The cash portion of the first quarter provision was only $.5 million versus $.6 million in the first quarter of 2003 and $.4 million in the fourth quarter of 2003. The non-cash portion of $18.3 million results from the realization of tax assets that existed at the restructuring date but could not be recorded and is, therefore, credited directly to contributed surplus. The effective tax rate exceeds the statutory rate of 34% due mainly to certain expenses deducted from accounting income which are not currently deductible for tax purposes and an inability to satisfy certain GAAP requirements to recognize their future tax benefit.

Algoma Steel Inc.
2004 First Quarter Report	Page 3

Financial Resources and Liquidity

Cash provided by operating activities was $9.5 million for the three months ended March 31, 2004 compared with $31.7 million for the three months ended March 31, 2003. Operating working capital increased by $48.5 million in the quarter primarily due to an increase in accounts receivable.

Capital expenditures for the three months ended March 31, 2004 were $9.1 million compared to expenditures of $6.2 million for the three months ended March 31, 2003. Proceeds on the sale of capital assets in the quarter were $14.2 million. These proceeds relate to the sale of tube mill assets and surplus land.

Financing activity for the three months ended March 31, 2004 consisted of proceeds of a common share issue of $81.5 million and a decrease in bank indebtedness of $20.4 million. For the three months ended March 31, 2003, financing activity included a $10 million repayment of the term loan and a decrease in bank indebtedness of $15.5 million.

Unused availability under the revolving credit facility at March 31, 2004 was $169 million compared to $125 million at December 31, 2003. The Corporation is required to maintain a minimum availability of $25 million.

TRADE

During the year, anti dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries are scheduled to expire. The Canadian International Trade Tribunal (CITT) has initiated reviews of all three findings. The plate review hearing has been completed. A decision by the CITT will be rendered by mid-May. The hot-rolled and cold-rolled reviews are in progress with a decision for hot-rolled scheduled for the end of June and for cold-rolled by late August.

Import offers to customers from offshore producers have increased significantly during the past few weeks. The Company is carefully monitoring these offers to ensure that imported product is not being unfairly traded.

OUTLOOK

Steel markets continue to be strong and we expect to realize further increases in revenue on a per ton basis in the next quarter. The Company has increased the amount of its contract business to approximately 38% from 30% in 2003. An increase in costs is expected in the second quarter due mainly to high raw material and energy prices. However, escalation in selling prices is expected to exceed cost increases, resulting in a further improvement in profitability. In addition, earnings are expected to increase by the sale of approximately 30,000 tons of coke in the second quarter. An increase to the cash balance is expected in the second quarter, even though the Company is planning to disburse $10 million to employees as part of the 2002 restructuring obligations and approximately $19 million of interest for the 11% and 1% Notes.

The Company expects to initiate discussions with the Union in early May with respect to new collective agreements to replace the existing contracts which expire on July 31.

Denis Turcotte	Benjamin Duster
President and Chief Executive Officer	Chairman of the Board

Sault Ste. Marie, Ontario
April 28, 2004

Algoma Steel Inc.
2004 First Quarter Report	Page 4

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months ended March 31
	2004	2003

Sales	$337.8	$313.8

Operating expenses
Cost of sales	263.9	280.2
Administrative and selling	14.0	11.8
Depreciation and amortization	14.0	14.5

	291.9	306.5

Income from operations	45.9	7.3
Financial expense (income)
Interest on long-term debt (note 3)	4.6	5.3
Foreign exchange loss (gain)	0.6	(13.6)
Other interest	0.7	2.5

	5.9	(5.8)

	40.0	13.1
Other income	0.9	-

Income before income taxes	40.9	13.1
Provision for income taxes (note 7)	18.8	6.3

Net income	$22.1	$6.8

Net income per common share (note 5)
Basic	$0.72	$0.28

Diluted	$0.64	$0.22

Weighted average number of common shares outstanding - millions (note 5)
Basic	30.52	23.91

Diluted	34.26	30.10

Retained earnings
Balance, beginning of period	$23.7	$15.9
Net income	22.1	6.8
Accretion of equity component of convertible debt	(0.1)	(0.2)

Balance, end of period	$45.7	$22.5

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	622	645
Steel shipments	573	565

See accompanying notes.

Algoma Steel Inc.
2004 First Quarter Report	Page 5

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	March 31	December 31
	2004	2003

Current assets
Cash and short-term investments	$75.7	$-
Marketable securities	-	0.2
Accounts receivable	198.1	134.2
Inventories	196.2	210.8
Prepaid expenses	23.6	9.8
Capital assets held for sale (note 8)	-	12.0

	493.6	367.0

Capital assets, net	647.9	653.2
Capital assets held for sale (note 8)	-	1.7
Deferred charges	3.9	4.2

Total assets	$1,145.4	$1,026.1

Current liabilities
Bank indebtedness (note 2)	$-	$20.4
Accounts payable and accrued liabilities	100.2	91.1
Accrued interest on long-term debt (note 3)	13.5	8.9
Income and other taxes payable	8.9	8.0
Accrued pension liability and post-employment benefit obligation	29.3	29.5

	151.9	157.9

Long-term debt (note 3)	164.9	164.4
Accrued pension liability and post-employment benefit obligation	316.2	314.8
Other long-term liabilities	18.7	18.9

	499.8	498.1

Shareholders' equity
Capital stock (notes 4 & 6)	310.0	214.8
Convertible long-term debt (note 3)	7.6	19.5
Contributed surplus (note 7)	130.4	112.1
Retained earnings	45.7	23.7

	493.7	370.1

Total liabilities and shareholders' equity	$1,145.4	$1,026.1

See accompanying notes.

Algoma Steel Inc.
2004 First Quarter Report	Page 6

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months ended March 31
	2004	2003

Cash provided by (used in)
Operating activities
Net income	$22.1	$6.8
Adjust for items not affecting cash:
Depreciation and amortization	14.0	14.5
Future income tax expense	18.3	5.7
Exchange loss (gain) on long-term debt and accrued interest	1.9	(15.4)
Stock-based compensation	0.1	-
Other	1.6	13.5

	58.0	25.1
Changes in operating working capital	(48.5)	6.6

	9.5	31.7

Investing activities
Capital asset expenditures	(9.1)	(6.2)
Proceeds on sale of capital assets (note 8)	14.2	-

	5.1	(6.2)

Financing activities
Repayment of term loan	-	(10.0)
Net proceeds from common shares issued (note 4)	81.5	-
Decrease in bank indebtedness	(20.4)	(15.5)

	61.1	(25.5)

Cash
Change during the period	75.7	-
Balance, beginning of period	-	-

Balance, end of period	$75.7	$-

See accompanying notes.

Algoma Steel Inc.
2004 First Quarter Report	Page 7

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Basis of presentation and accounting policies

Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates. The interim financial statements do not conform in all respects to the disclosure requirements of Canadian GAAP for annual financial statements and should, therefore, be read in conjunction with the Corporation's 2003 Annual Report.

The interim financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These interim financial statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market and improving financial results. The outcome of these matters is not determinable at this time.

Certain items in the March 31, 2003 comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.

2.	Banking facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement ("Agreement"). The Agreement provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At March 31, 2004, there was $169 million of unused availability under the Revolving Facility after taking into account $31 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 1.0% and 1.75% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 2.0% and 2.75% over bankers’ acceptance rate or London interbank offering rate.

3.	Long-term debt

	March 31	December 31
	2003	2003

Secured 11% Notes maturing December 31, 2009 principal value U.S. $125 million	$163.9	$162.1
Secured 1% convertible Notes maturing December 31, 2030 principal value U.S. $14.7 million	1.0	2.3

	164.9	164.4
Less: current portion	-	-

	$164.9	$164.4

During the three months ended March 31, 2004, U.S. $5.1 million principal value of 1% Notes were converted at the holders' option into 3.7 million common shares resulting in $2.4 million of the equity component and $1.1 million of the debt component being transferred to share capital.

Algoma Steel Inc.
2004 First Quarter Report	Page 8

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

4.	Share capital

Authorized - Unlimited common shares

The following table summarizes the share capital transactions since January 1, 2003 in millions of shares and dollars:

			Common Shares

	Stock Options		To Be Issued		Issued and Outstanding

		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital

Balance at January 1, 2003	-	$-	-	$0.1	23.8	$214.1
Stock options granted (note 6)	0.3	0.3
Conversion of long-term debt (note 3)					0.1	0.5
Directors' Share Award Plan (note 6):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at December 31, 2003	0.3	$0.3	-	$0.1	24.0	$214.8
Conversion of long-term debt (note 3)					3.7	13.5
Common shares issued					10.0	81.5
Stock options granted (note 6)	0.2	1.1
Directors' Share Award Plan (note 6):
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2

Balance at March 31, 2004	0.5	$1.4	-	$0.1	37.8	$310.0

During the first quarter of 2004, the Corporation completed an equity issue of 10,000,000 common shares for net proceeds of $81.5 million.

5.	Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of any share options and restricted share units (note 6).

Algoma Steel Inc.
2004 First Quarter Report	Page 9

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Earnings per share (continued)

	Three months	Three months
	ended	ended
	March 31	March 31
	2004	2003

Basic
Net income	$22.1	$6.8
Convertible long-term debt - net charge to retained earnings	(0.1)	(0.2)

Net income attributable to common shareholders	$22.0	$6.6

Diluted
Net income	$22.1	$6.8
Convertible long-term debt - net charge to income	-	(0.2)

Net income attributable to common shareholders	$22.1	$6.6

Basic weighted average number of common shares outstanding	30.52	23.91
Common shares issued on the assumed conversion of convertible long-term debt	3.52	6.19
Common shares issued on the assumed exercising of employee stock options	0.22	-

Diluted weighted average number of common shares outstanding	34.26	30.10

6.	Stock-based compensation plan

The Corporation uses the fair value method to account for awards granted under its stock-based compensation plans. The compensation expense recognized for all awards granted under these plans for the three-month period ended March 31, 2004 was $0.1 million and for the three-month period ended March 31, 2003 there were no awards granted.

Share Award Plan

The plan permits the Corporation, at its option, to award common shares to eligible directors as a component of their compensation. The Corporation accrues for this compensation based on the fair market value of the shares granted. Any shares awarded are issued quarterly. During the quarter ended March 31, 2004, 24,038 shares were awarded with an average fair market value of $7.59 per share. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares.

Share Option Plan

In May 2003, the Corporation's shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved 2 million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anniversary of the date granted. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. There were 153,785 options granted in the first quarter of 2004 with a weighted average exercise price of $8.00 per share. The options vest on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $4.35 per share was determined using the Black-Scholes model with the following assumptions:

Expected time until exercise	5 years
Risk-free interest rate	4%
Expected volatility in stock price	60%
Expected dividend yield	0%

Algoma Steel Inc.
2004 First Quarter Report	Page 10

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

6.	Stock-based compensation plan (continued)

Restricted Share Unit Plan

In May 2003, the Corporation's shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. For principal officers and directors, a restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary. For other management included in the Plan, a restricted share unit vests on the first, second and third anniversary dates. The Corporation has reserved 1 million common shares for issuance under the plan. Additional plan details are outlined in the Corporation's Management Information Circular dated March 29, 2004. During the first quarter of 2004, the Corporation granted 43,480 restricted share units with a grant-date fair value of $8.00 per unit.

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to the following factors: the benefit of tax items that arose prior to the application of fresh start accounting is recorded through contributed surplus ($18.3 million credited in the first quarter of 2004 and $5.7 million in the first quarter of 2003); and a valuation allowance has been taken against future tax assets arising in periods after the application of fresh start accounting.

Federal and Ontario non-capital loss carryforwards at March 31, 2004 are estimated to be $75 million and $165 million, respectively, the benefit of which has not been recognized in the financial statements. The Corporation's estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. Any future benefit recognized in respect of these non-capital losses will result in an increase to contributed surplus.

8.	Capital assets held for sale

The Corporation signed an agreement of purchase and sale dated September 2, 2003 for the sale of its tube manufacturing facilities. The proceeds from the sale were $12.5 million resulting in a gain of $0.3 million.

The Corporation had an agreement to sell some excess land. The proceeds from the sale were equal to the net book value of the assets of $1.7 million.

Both sales were completed in the first quarter of 2004.

Algoma Steel Inc.
2004 First Quarter Report	Page 11

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705-945-2351
Fax: 705-945-2203
Internet Address: www.algoma.com
E-mail Address: alglib@soonet.ca

Trustee, Paying Agent and Registrar
Share Transfer Agent	for 11% and 1% Notes

Computershare Trust Company of Canada	Wilmington Trust Company
Shareholders Services	Rodney Square North
100 University Avenue, 9th Floor	1100 North Market Street
Toronto, Ontario	Wilmington, Delaware
M5J 2Y1	19890
Tel: 800-564-6253	Tel: 302-636-6023
Fax: 514-982-7635	Fax: 302-636-4143